Buenos Aires, May 9th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Assets Sale Closing of Refining and Marketing Assets.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”), in order to comply with section 2, Chapter I Title XII of the Comisión Nacional de Valores Regulations.

In that order, I inform that, with regard to the relevant event published on December 7, 2017 and after duly meeting all precedent conditions the transaction was subject to, today the Company carried out the closing of the sale to Trafigura Ventures B.V and Trafigura Argentina S.A. (hereinafter, ‘Trafigura’) of the following set of assets from its Refining and Marketing segment: i. The Ricardo Eliçabe refinery, located in the City of Bahía Blanca, Province of Buenos Aires; ii. The lubricants plant located in the district of Avellaneda, Province of Buenos Aires; iii. The Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and iv. The gas stations’ network operated under ‘Petrobras’ branding. It should be noted that the assets mentioned in bullets (ii) and (iv) above will be transferred in line with the gradual rebranding of the gas stations using the ‘Puma Energy’ brand, a process which is expected to be concluded in 2019. It is worth highlighting that the transaction does not include: i. The Dock Sud storage facility, due to its strategic and operative utility; and ii. The Company’s 28.5% stake in Refinería del Norte S.A. (“Refinor”).

After applying the adjustments stipulated in the assets purchase and sale agreement, the transaction price amounted to US$124.5 million. Moreover, following the closing of the transaction the purchaser will cancel the US$56 million debt owed to Pampa for the purchase of crude oil.

The price was paid by Trafigura to Pampa today, with the exception of US$9 million which were previously paid as down payment upon the execution of the agreement, and US$13.5 million which have been deposited in an escrow account and which will be released in line with the transfer of the gas station network.

This transaction adds to the sale to other parties of three plots where Pampa-owned gas stations operated, which was executed in 2017 for a total amount of US$41 million.

Moreover, this sale to Trafigura includes the transfer of all the Company’s contracts, permits and licenses key for the ordinary conduction of the business, together with the transfer of 1,034 employees related to the assets subject-matter of the sale, of which 67 employees work on the Company’s corporate segment. In addition, the Company avoids to disburse capital to fulfill the rebranding process for the gas stations’ network, as well as the construction and commissioning of a hydro-treatment unit, regulatory required for fuel quality compliance.

This sale is of strategic importance for the Company, allowing to focus its investments and human resources on its core businesses.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations